Exhibit 99.1

Central GoldTrust

Tuesday February 15, 2011

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Amex – GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations to December 31, 2010 and 2009 and net assets as at December 31, 2010 and 2009.

CENTRAL GOLDTRUST
STATEMENTS OF NET ASSETS
(expressed in U.S. dollars)

	As at December 31,
	2010	2009
Net assets:
Gold at market	$861,425,828	444,900,960
Cash	15,582,308	952,790
Short-term deposits	806,234	6,420,420
Prepaid expenses and other	91,399	134,860
	877,905,769	452,409,030
Accrued liabilities	(819,113)	(491,024)
Net assets representing Unitholders’ equity	$877,086,656	451,918,006

Represented by:
Capital
Units issued 16,648,000 (2009: 10,918,000)	$572,667,949	304,144,393
Retained earnings
inclusive of unrealized appreciation of holdings	304,418,707	147,773,613
	$877,086,656	451,918,006

Net asset value per Unit	$52.68	41.39

Exchange rate: U.S. $1.00 = Cdn.	$0.9946	1.0466

Net asset value per Unit
expressed in Canadian dollars	$52.40	43.32

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $425.2 million, or 94.1%, during the year to a total of $877.1 million.  The Trust completed a public offering of Units on June 23, 2010.  The net proceeds from this offering totalled approximately $268.4 million and 5,730,000 Units were issued, bringing the total number of Units outstanding to 16,648,000 at year end.  The Unit offering was priced at a premium to the net asset value per Unit at the time of pricing, assuring no dilution of the equity interests of existing Unitholders.  The balance of the increase in net assets was primarily attributable to a 27.7% increase in the price of gold during the year which increased the unrealized appreciation of holdings by $159.0 million.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLDTRUST
STATEMENTS OF INCOME
(expressed in U.S. dollars)

	Years ended December 31,
	2010	2009	2008
Income:
Interest	$26,952	27,186	89,771
Change in unrealized appreciation of holdings	159,005,688	86,728,622	3,539,252
Total income	159,032,640	86,755,808	3,629,023
Expenses:
Administration fees	1,344,572	766,598	410,796
Safekeeping fees and bank charges	634,960	267,845	131,494
Legal fees	98,258	54,370	74,081
Auditors’ fees	87,331	74,271	125,050
Trustees’ fees and expenses	66,268	48,166	43,221
Stock exchange fees	49,226	23,829	20,966
Unitholder information	48,865	23,105	21,320
Regulatory filing fees	39,488	24,270	36,018
Registrar and transfer agent fees	15,836	13,655	14,196
Miscellaneous	773	604	541
Foreign currency exchange loss	1,969	3,395	1,031
Total expenses	2,387,546	1,300,108	878,714
Net income
inclusive of the change in unrealized
appreciation of holdings	$156,645,094	85,455,700	2,750,309
Net income per Unit
inclusive of the change in unrealized appreciation of holdings	$11.24	9.60	0.65

Net income of $156.6 million for the 2010 fiscal year was $71.1 million higher than the 2009 net income of $85.5 million.  Virtually all of this increase was the change in unrealized appreciation of holdings.  Interest income was lower compared to the prior year due to the decline in bank interest rates.

The increase in net assets during the year had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.

The total expenses of maintaining GoldTrust, expressed as a percentage of the average of the month-end net assets were lowered to 0.36% for fiscal 2010 compared to 0.38% in fiscal 2009.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices.  At December 31, 2010, the Units of Central GoldTrust were 98.2% invested in unencumbered, allocated, segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).